ALLIANZGI MANAGED ACCOUNTS TRUST

(Formerly, Allianz Global Investors Managed Accounts Trust)

AMENDMENT NO. 4 TO

THE THIRD AMENDED AND RESTATED AGREEMENT AND DECLARATION OF TRUST

The undersigned, being at least a majority of the Trustees of AllianzGI Managed Accounts Trust (formerly, Allianz Global Investors Managed Accounts Trust) (the “Trust”), having determined it to be consistent with the fair and equitable treatment of all shareholders of the Trust, hereby amend the Trust’s Third Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”), a copy of which is on file in the office of the Secretary of State of the Commonwealth of Massachusetts, as follows:

1. The first sentence of Section 6 of Article III of the Declaration of Trust is hereby amended to read in its entirety as follows:

“Establishment and Designation of Series and Classes. Without limiting the authority of the Trustees set forth in Section 5, inter alia, to establish and designate any further Series or classes or to modify the rights and preferences of any Series or class, the following Series shall be, and are hereby, established and designated: (1) “Fixed Income SHares: Series C”, (2) “Fixed Income SHares: Series M”, (3) “Fixed Income SHares: Series R”, (4) “Fixed Income SHares: Series TE”, and (5) “Fixed Income SHares: Series LD”.

The foregoing amendment shall be effective as of the time it is filed with the Secretary of State of the Commonwealth of Massachusetts.

IN WITNESS WHEREOF, we have hereunto set our hand for ourselves and for our successors and assigns as of the 20th day of August, 2013.

/s/ Bradford K. Gallagher	/s/ James A. Jacobson
Bradford K. Gallagher	James A. Jacobson

/s/ Hans W. Kertess	/s/ John C. Maney
Hans W. Kertess	John C. Maney

/s/ William B. Ogden, IV	/s/ Alan Rappaport
William B. Ogden, IV	Alan Rappaport

/s/ Deborah A. DeCotis
Deborah A. DeCotis